Dealerweb Inc.
Statement of Financial Condition
December 31, 2016
(Confidential Treatment Requested)

Assets

Cash	$ 45,956,498
Cash segregated under federal regulations	1,000,000
Deposits with clearing organizations	10,532,473
Receivables from brokers and dealers and clearing organizations	11,892,094
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,132,975)	586,564
Memberships in clearing organizations, at cost	628,052
Prepaid expenses	397,965
Security deposits	108,017
Other receivables	5,951,251
Accrued income	444,368
Other assets	909,874
Total assets	$ 78,407,156

Liabilities and Stockholder's Equity

Liabilities	
Payable to brokers and dealers & clearing organization	$ 1,684,387
Payable to affiliates	2,676,284
Accrued compensation	16,968,688
Accrued income taxes	4,539,597
Accrued expenses and other liabilities	1,557,816
Deferred tax liability	934,400
Total liabilities	28,361,172
Stockholder's Equity	
Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	24,255,446
Retained earnings	50,416,253
	74,672,834
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
Total stockholder's equity	50,045,984
Total liabilities and stockholder's equity	$ 78,407,156

The accompanying notes are an integral part of these financial statements.